BMO CAPITAL MARKETS CORP.
(An Indirect Wholly Owned Subsidiary of Bank of Montreal)

Statement of Comprehensive Income

Year ended December 31, 2016

(Dollars in thousands)

Revenues:		
Underwriting and advisory	$	229,732
Commissions		115,317
Interest income, net of interest expense of $167,537		35,503
Dividend income, net of dividend expense of $575,076		8,943
Investment management revenue		36,155
Trading gain, net		14,851
Service revenue from affiliates		192,848
Other		2,487
Total revenues		635,836
Expenses:		
Employee compensation and benefits		399,643
Floor brokerage and clearing fees		23,720
Travel and entertainment		30,899
Occupancy and equipment		18,969
Communications		16,442
Professional services		7,698
Data processing		7,587
Interest on subordinated liabilities		7,453
Depreciation and amortization		3,759
Service expense paid to affiliates		56,257
Other		11,766
Total expenses		584,193
Income before income taxes		51,643
Income tax expense		(19,697)
Net income		31,946
Other comprehensive income:		
Net change in unrealized losses on pension and postretirement benefits		1,143
Income tax expense		(400)
Total other comprehensive income, net of tax		743
Total comprehensive income	$	32,689

See accompanying notes to financial statements.